SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. l)*

USA TRUCK, INC.
___________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
___________________________________________________________________________
(Title of Class of Securities)

902925106
___________________________________________________________________________
(CUSIP Number)

Paul A. Will, President and Chief Operating Officer
Celadon Group, Inc.
9503 East 33rd Street
One Celadon Drive
Indianapolis, IN 46235
Telephone: (317) 972-7000
Facsimile: (317) 890-8099
___________________________________________________________________________
(Name, address and telephone number of person authorized to receive notices and communications)

With a copy to:
Kenneth L. Core, Vice President and Secretary
Celadon Group, Inc.
9503 East 33rd Street
One Celadon Drive
Indianapolis, IN 46235

February 28, 2012
___________________________________________________________________________
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule I 3G to report the acquisition that is the subject of this Schedule I 3D, and is filing this schedule because of Rule I 3d-I (e), Rule I 3d-I (f) or Rule I 3d-I (g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule I 3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP NO.:  902925106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Celadon Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Final Amendment to Schedule 13D amends and supplements the statement on Schedule 13D filed on October 11, 2011, by Celadon Group, Inc. (the “Reporting Person” or “CGI”) and reflects the sale of 658,000 shares of the Issuer’s Common Stock held by CGI from a purchase in the aggregate of 658,000, as reported on the Schedule 13D.  This Final Amendment to Schedule 13D is being filed to report that as of February 28, 2012, CGI is no longer the beneficial owner of any shares of the Issuer’s Common Stock.

ITEM 2.	Identity and Background

This Statement is being filed by Celadon Group, Inc., a Delaware corporation ("CGI"). CGI is a truckload carrier. The principal executive offices of Celadon Group are located at 9503 East 33rd Street, One Celadon Drive, Indianapolis, Indiana 46235.

The name, citizenship, present principal occupation or employment, and business address of each director and executive officer of Celadon Group are set forth in Schedule A of Schedule 13D, incorporated herein by reference.

Neither Celadon Group nor any director or executive officer of Celadon Group, has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

As of the date of this Final Amendment to Schedule 13D, the Reporting Person is no longer a beneficial owner of any shares of the Issuer’s Common Stock.

ITEM 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 28, 2012, CGI sold 685,000 shares of the Issuer’s Common Stock through NASDQ Stock Exchange.

ITEM 5.	Interest in Securities of the Issuer

(a)-(b) As of the date of this Final Amendment to Schedule 13D, the Reporting Person is no longer a beneficial owner of any shares of the Issuer’s Common Stock.

(c) Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock by the Reporting Person since its most recent filing of Schedule 13D.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Issurer’s Common Stock on February 28, 2012.

ITEM 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer

Not Applicable

ITEM 7.	Material to be Filed as Exhibits

     Not Applicable

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

Dated: March 1, 2012

Celadon Group, Inc.

/s/ Paul A. Will
Paul A. Will, President and Chief Operating Officer

Schedule A

Transactions in the Issuer’s Common Stock since the original Schedule 13D filing:

Date of Transaction	Quantity Purchased (Sold)	Net Proceeds

2/28/2012	(658,000)	$4,922,340.35